February 7, 2025

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Zacks Dividend Fund, Zacks Small-Cap Core Fund, and the Zacks All-Cap Core Fund (the “Funds”), each a series of Zacks Trust, Commission File Number 811-23435 (formerly, each a series of Investment Managers Series Trust, Commission File Number 811-21719)

To whom it may concern:

We have received a copy of, and are in agreement with, the statements concerning our Firm being made by the Funds pursuant to Item 304(a) of Regulation S-K in their Form N-CSR to be filed on or about February 10, 2025, captioned “Change in Independent Registered Public Accounting Firm.”

We hereby consent to the filing of this letter as an exhibit to the foregoing report.

Sincerely,

/s/ Tait, Weller & Baker LLP

Tait, Weller & Baker LLP

cc: Edward Kelly, Assistant Secretary

Zacks Trust

227 West Monroe Street, Suite 4350

Chicago, IL 60606